                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                      Access Worldwide Communications, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value

                         (Title of Class of Securities)

                                   004319 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |_| Rule 13d-(c)
                               |X| Rule 13d-1(d)


----------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004319 10 9                  13G                    PAGE 2 OF 14 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership - II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF            5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                 0
    OWNED BY
     EACH                6     SHARED VOTING POWER
   REPORTING
    PERSON                     0
     WITH
                         7     SOLE DISPOSITIVE POWER

                               0

                         8     SHARED DISPOSITIVE POWER

                               0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                             |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               0%

   12      TYPE OF REPORTING PERSON*

                               PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                 13G                     PAGE 3 OF 14 PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Abbingdon Venture Partners Limited Partnership-III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|
                                                                      (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

    NUMBER OF                5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                     102,312
   OWNED BY
     EACH                    6     SHARED VOTING POWER
   REPORTING
    PERSON                         0
     WITH
                             7     SOLE DISPOSITIVE POWER

                                   102,312

                             8     SHARED DISPOSITIVE POWER

                                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   102,312

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                               |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   1.07%

   12      TYPE OF REPORTING PERSON*

                                  PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                  13G                    PAGE 4 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           John H. Foster

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF                5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              41,256
   OWNED BY
     EACH                    6     SHARED VOTING POWER
   REPORTING
    PERSON                                  206,057
     WITH
                             7     SOLE DISPOSITIVE POWER

                                            41,256

                             8     SHARED DISPOSITIVE POWER

                                            206,057

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           247,313

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                              |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            2.60%

   12      TYPE OF REPORTING PERSON*

                                            IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 004319 10 9                  13G                    PAGE 5 OF 14 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen F. Nagy

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|

    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

    NUMBER OF                5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              72,500
    OWNED BY
      EACH                   6     SHARED VOTING POWER
    REPORTING
     PERSON                                 25,384
      WITH
                             7     SOLE DISPOSITIVE POWER

                                            72,500

                             8     SHARED DISPOSITIVE POWER

                                            25,384

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            97,884


   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                             |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                             1.02%

   12      TYPE OF REPORTING PERSON*

                                 IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                      The name of the Issuer is Access Worldwide Communications, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                      The principal executive offices of the Company are located at 4950 Blue Lake Drive, Boca Raton, Florida, 33431.

Item 2(a).        Names of Persons Filing:

                      This statement is being filed by: (i) Abbingdon Venture Partners Limited Partnership-II ("Abbingdon-II"); (ii) Abbingdon Venture Partners Limited Partnership-III ("Abbingdon-III"); (iii) John H. Foster; and
(iv) Stephen F. Nagy.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                      The address of the principal business office of Abbingdon-II, Abbingdon-III and John H. Foster is c/o Foster Management Company, 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406. The address of the principal business office of Stephen F. Nagy is 766 Lake Avenue, Greenwich, Connecticut 06830.

Item 2(c).        Citizenship:

                      Abbingdon-II is organized under the laws of the State of Delaware. Abbingdon-III is organized under the laws of the State of Delaware. John H. Foster is a citizen of the United States. Stephen F. Nagy is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is 004319 10 9.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (1) Abbingdon-II:

                      As of December 31, 1999, Abbingdon-II owned beneficially no shares of Common Stock.

                  (2) Abbingdon-III:

                  (a) As of December 31, 1999, Abbingdon-III owned beneficially 102,312 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Abbingdon-III represent approximately 1.07% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Abbingdon-III has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                  (3) John H. Foster:

                  (a) As of December 31, 1999, John H. Foster owned beneficially 247,313 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Mr. Foster represent approximately 2.60% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Mr. Foster has the sole power to vote or to direct the voting of 41,256 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 41,256 shares of Common Stock.

                  (d) Mr. Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                       (i) 102,312 shares of Common Stock owned beneficially by Abbingdon-III, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Foster is a general partner of certain intermediate partnerships, is general partner;

                       (ii) 1,437 shares of Common Stock owned beneficially by The John H. Foster Foundation, a charitable foundation, of which Mr. Foster is a director; and

                       (iii) 102,308 shares of Common Stock owned beneficially by the Foster Family Limited Partnership, a limited partnership of which Mr. Foster is the general partner.

                  (4) Stephen F. Nagy:

                  (a) As of December 31, 1999, Stephen F. Nagy owned beneficially 97,884 shares of Common Stock.

                  (b) The shares of Common Stock owned beneficially by Mr. Nagy represent approximately 1.02% of the issued and outstanding shares of Common Stock of the Company.

                  (c) Mr. Nagy has the sole power to vote or to direct the voting of 72,500 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 72,500 shares of Common Stock which includes 30,000 shares of Common Stock presently issuable upon the exercise of options.

                  (d) Mr. Nagy shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of 25,384 shares of Common Stock owned beneficially by a trust for the benefit of Mr. Nagy's children, of which Mr. Nagy's wife is a trustee.

Item 5.           Ownership of Five Percent or Less of a Class.

As of September 10, 1999, the reporting persons constituting the members of the Group ceased to be beneficial owners of at least five percent (5%) of the Common Stock of the Company.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

The members of the Group filing this statement are Abbingdon Venture Partners Limited Partnership-II, Abbingdon Venture Partners Limited Partnership-III, John
H. Foster and Stephen F. Nagy*

Item 9.           Notice of Dissolution of Group.

                  Mr. Nagy ceased to be a member of the Group in November 1999.

Item 10.          Certification.

                  Not applicable.




---------------------------
         * Mr. Nagy ceased to be a member of the Group in November 1999.

Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 2000

                           ABBINGDON VENTURE PARTNERS
                             LIMITED PARTNERSHIP-II


                           By: Abbingdon-II Partners,
                                 General Partner


                           By:       /s/Robert A. Ouimette
                              ------------------------------------------
                               Name: Robert A. Ouimette,
                                     as attorney-in-fact for John H. Foster
                                     (on behalf of General Partner),
                                     pursuant to a power of attorney dated
                                     February 12, 1993 (previously filed,
                                     copy attached)


                           ABBINGDON VENTURE PARTNERS
                             LIMITED PARTNERSHIP-III


                           By: Abbingdon-II Partners,
                                 General Partner


                           By:       /s/Robert A. Ouimette
                              ------------------------------------------
                               Name: Robert A. Ouimette,
                                     as attorney-in-fact for John H. Foster
                                     (on behalf of General Partner),
                                     pursuant to a power of attorney dated
                                     February 12, 1993 (previously filed,
                                     copy attached)

                                     /s/Robert A. Ouimette
                              ------------------------------------------
                               Name: Robert A. Ouimette,
                                     as attorney-in-fact for John H. Foster,
                                     pursuant to a power of attorney dated
                                     February 12, 1993 (previously filed,
                                     copy attached)





                                     /s/Stephen F. Nagy
                              ------------------------------------------
                               Name: Stephen F. Nagy

                                INDEX TO EXHIBITS


Exhibit                                                             Sequential
 Number          Description                                           Page
-------          -----------                                           ----
Exhibit A        Joint Filing Agreement dated as of
                 February 11, 2000 by and among Abbingdon
                 Venture Partners Limited Partnership-II,
                 Abbingdon Venture Partners Limited
                 Partnership-III, John H. Foster and Stephen
                 F. Nagy.